UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Final Amendment)*

Acura Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

4063691 08 7

(CUSIP Number)

Martin P. Sutter

Essex Woodlands Health Ventures Fund V, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 4063691 08 7	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,287,377 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,287,377 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,287,377 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

CUSIP No. 4063691 08 7	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,287,377 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,287,377 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,287,377 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

(1)	See Item 5 below.

CUSIP No. 4063691 08 7	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,956,396 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,956,396 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,396 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No. 4063691 08 7	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Immanuel Thangaraj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 330,981 (1)
	8	SHARED VOTING POWER 1,956,396 (1)
	9	SOLE DISPOSITIVE POWER 330,981 (1)
	10	SHARED DISPOSITIVE POWER 1,956,396 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,287,377 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No. 4063691 08 7	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeff Himawan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,956,396 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,956,396 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,396 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

CUSIP No. 4063691 08 7	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON J. Douglas Eplett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,956,396 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,956,396 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,396 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

SCHEDULE 13D/A

This Final Amendment amends the Schedule 13D jointly filed on August 13, 2004 (the “Schedule 13D”) by Essex Woodlands Health Ventures Fund V, L.P., a Delaware limited partnership (the “Partnership”), Essex Woodlands Health Ventures V, L.L.C., a Delaware limited liability company, the general partner of the Partnership (the “General Partner”), Martin P. Sutter, Immanuel Thangaraj, Jeff Himawan and J. Douglas Eplett (each a “Manager”, collectively, the “Managers”, and together with the Partnership, and the General Partner, the “Reporting Persons”).

Capitalized terms used herein which are not defined have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items in the Schedule 13D remain unchanged.

Introduction:

The current changes in the total number of outstanding shares as well as changes in the beneficial ownership of the Reporting Persons (as defined below) is the result of customary stock issuances conducted by the Issuer, previous sales by the Partnership and the conversion of the Issuer’s outstanding debt securities on June 9, 2021, which resulted in the Partnership’s ownership percentage dropping below the 5% ownership level. Therefore this is the Partnership’s final amendment to the Schedule 13D filing.

Item 2. Identity and Background.

(b) The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

Item 5. Interest in Securities of the Partnership

TOTAL OUTSTANDING SHARES. According to the Form 10-Q filed by the Issuer with the SEC on November 15, 2021, the number of shares of the Issuer’s Common Stock outstanding on November 12, 2021 was 65,089,043 shares.

THE PARTNERSHIP. As of the date of filing of this Schedule 13D/A, the Partnership is the beneficial owner of 2,287,377 shares of Common Stock (the “Securities”), which represents approximately 3.5% of the Common Stock outstanding, consisting of (i) 1,956,396 shares held by the Partnership, as to which it has sole voting and investment power and (ii) 330,981 shares of Common Stock held by Immanuel Thangaraj, one of the Managers of the General Partner, as to which he has sole voting and investment power. The Partnership and the other Reporting Persons disclaim beneficial ownership of the Securities held by Mr. Thangaraj.

THE GENERAL PARTNER. The General Partner of the Partnership may also be deemed to have sole voting and investment power with respect to such Securities. The General Partner disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

THE MANAGERS. Under the operating agreement of the General Partner, the Managers have the power by unanimous consent through the General Partner to (i) cause the Partnership to buy and sell marketable securities of portfolio companies and (ii) direct the voting of such securities. As a result, the Managers may also be deemed to have shared dispositive power and voting power with respect to the Securities held by the Partnership. The Managers disclaim beneficial ownership of such Securities except to the extent of their respective pecuniary interests therein.

None of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock on June 9, 2021 when the Issuer converted debt instruments into shares of Common Stock. According to the Form 10-Q for the quarter ended September 30, 2021 and filed by the Issuer with the SEC on November 15, 2021, the number of shares of the Issuer’s Common Stock outstanding was 65,089,043 shares.

Item 7. Material to be filed as Exhibits

Exhibit 1:     Joint Filing Agreement, dated February 11, 2022.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

ESSEX WOODLANDS HEALTH VENTURES FUND V, L.P.		INDIVIDUALS:

By: Essex Woodlands Health Ventures V, L.L.C., its General Partner

By:	/s/ Martin P. Sutter
Name:	Martin P. Sutter
Title:	Managing Director
/s/ Martin P. Sutter
Name: Martin P. Sutter

/s/ Immanuel Thangaraj
Name: Immanuel Thangaraj

/s/ Jeff Himawan, Ph.D.
Name: Jeff Himawan, Ph.D.
ESSEX WOODLANDS HEALTH VENTURES V, L.L.C.
/s/ J. Douglas Eplett, M.D., Ph.D.
By:	/s/ Martin P. Sutter	Name: J. Douglas Eplett, M.D., Ph.D.
Name:	Martin P. Sutter
Title:	Managing Director